Lundin Mining Corporation
150 King Street West, Suite 1500
Toronto, ON M5H 1J9
Phone: +1 416 342 5560
Fax: +1 416 348 0303
www.lundinmining.com

NEWS RELEASE

MAJOR NEW DEPOSIT AT NEVES-CORVO

Toronto, July 17, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce the discovery of a new zinc-copper deposit at its 100% owned Neves-Corvo mine in southern Portugal.

This new deposit has been named the Lombador East deposit and contains the thickest, highest-grade zinc intersections ever encountered at the Neves-Corvo mine, including 89.2 metres grading 8.43% zinc.

Eight drill holes currently define this new deposit. All eight holes contain thick sections of massive sulphide zinc mineralization with four of the eight holes intercepting greater than 65 metres of >8% zinc that each include wide intervals of >10% zinc. Please see attached maps.

The Lombador East deposit was initially encountered in drillhole NF34 which was completed in August of 2007. This was part of last year’s successful Neves-Corvo exploration program which centred on the Lombador South deposit and defined a Measured and Indicated Resource of 17.3 million tonnes grading 7.5% zinc and 1.9% lead increasing the total Proven and Probable zinc reserves at Neves-Corvo by 207% (refer to March 28, 2008 news release).

Drillhole NF34 was designed as a large step-out down-dip of the Lombador South deposit and intersected 92 metres of massive sulphide, including a 67 metre section (estimated true width) which assayed 8.03% zinc. The hole also intersected a 16 metre section of stockwork mineralization which assayed 3.92% copper. Seven additional holes have now been completed into the new deposit, some of which have also intercepted significant copper mineralization. This new deposit has the potential to be the largest combined zinc-copper deposit yet discovered at Neves-Corvo. Assay composites from these holes are shown in the table below:

				Estimated
	From		Interval	True
Drillhole	(m)	To (m)	(m)	Width (m)	Cu %	Pb %	Zn %	Ag ppm
NF34[1]	1,151.8	1,219.0	67.2	67.2	0.31	2.93	8.03	77.10
incl.	1,168.0	1,189.0	21.0	21.0	0.29	3.99	11.13	84.70
plus	1,243.0	1,259.0	16.0	16.0	3.92	0.10	0.32	Pending
incl.	1,251.0	1,255.0	4.0	4.0	8.72	0.15	0.31	Pending
NE28A-2[2]	1,031.0	1,061.0	30.0	30.0	0.40	0.41	8.04	Pending
incl.	1,039.0	1,059.0	20.0	20.0	0.36	0.43	9.05	Pending
plus	1,077.4	1,081.6	4.2	4.2	2.07	0.27	2.36	Pending
NE32-1	1,079.8	1,169.0	89.2	89.2	0.49	1.78	8.43	Pending
incl.	1,095.0	1,156.0	61.0	61.0	0.45	1.93	9.98	Pending
ND32A2	1,048.6	1,099.9	51.3	51.3	0.52	1.82	5.40	Pending
incl.	1,071.9	1,078.0	6.1	6.1	0.44	3.51	8.50	Pending
incl.	1,083.3	1,096.9	13.6	13.6	0.25	2.15	8.02	Pending

				Estimated
	From		Interval	True
Drillhole	(m)	To (m)	(m)	Width (m)	Cu %	Pb %	Zn %	Ag ppm
NF32B-1	1,175.5	1,247.0	71.5	71.5	0.59	2.88	8.38	Pending
plus	1,261.0	1,285.5	24.5	24.5	1.83	0.20	0.73	Pending
incl.	1,281.5	1,285.5	4.0	4.0	5.63	0.15	0.75	Pending
NG30	1,148.0	1,185.0	37.0	35.0	0.37	0.21	5.27	Pending
incl.	1,149.0	1,160.0	11.0	10.0	0.29	0.25	8.40	Pending
NF32B-2	1,153.0	1,221.5	68.5	68.5	0.43	3.13	9.70	Pending
incl.	1,154.0	1,194.5	40.5	40.5	0.53	3.82	11.44	Pending
plus	1,235.5	1,256.3	20.8	20.8	2.48	0.12	0.65	Pending
ND28-1	1,009.0	1,043.0	34.0	34.0	0.83	2.01	7.40	Pending

1 released August 14, 2007
2 released May 15, 2008

The spacing between drill holes ranges from 62 metres to 143 metres and averages 95 metres and the deposit has so far been drilled along a dip extent of approximately 300 metres and a strike extent of approximately 150 metres. The deposit remains open down dip and along strike to the southeast.

The Neves-Corvo deposits are massive sulphide lenses and associated stockworks which contain zinc- and copper-rich zones. These high-grade zones are typically separate in that they are either high-grade copper or high-grade zinc, but usually occur adjacent to one another. The thickness of the zinc zone within the East Lombador deposit combined with both massive sulphide and stockwork copper mineralization intersected by some drill holes suggests that the deposit could also host a zone of high-grade copper mineralization, similar to the other Neves-Corvo deposits.

Tin content is noted to be elevated in some holes which is considered significant as it may indicate proximity to higher grade copper mineralization. Early mine production at Neves-Corvo included a 4.4 million tonne zone grading 10% copper and 2% tin. Two drills are currently focused on step-out holes in order to determine the deposit limits and explore the potential for a flanking copper deposit.

Neil O’Brien, Senior Vice President of Exploration and Business Development for Lundin Mining commented, "Neves-Corvo remains under-explored and Lombador East is a truly significant base metal discovery that puts Neves-Corvo into a similar class with the likes of Kidd Creek and Red Dog.

"The timing of this discovery couldn’t be better with respect to our current options study on the Lombador project.

"Lombador East represents a great return on our exploration dollars and is a potential source of significant new value to our shareholders. Our exploration team in Portugal has done an outstanding job", Dr. O’Brien said.

Sampling and Analytical Protocol:

NQ or BQ-sized drill core was logged, cut in half with a diamond saw and sampled by Company personnel at its facilities at the Neves-Corvo mine. Mineralized intervals are analyzed for a suite of elements including Zn, Cu, Pb and Sn at the Neves-Corvo laboratory using XRF methods. Bob Carmichael, P.Eng., General Manager, Resource Exploration, is the Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical information contained in this release.

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia as well as major expansion programs at its Neves-Corvo and Zinkgruvan mines. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact Sophia Shane at +1-604-689-7842 lundin mining
Lombador East Deposit
Plan View
1
Lombador North Area
NE
Vertical Section Trace
Lombador Massive Sulphide Lens
Open
Lombador South Deposit
Lombador East Deposit
SW
Neves North Deposit
Neves Massive Sulphide Lens
Neves South Deposit
Lower Corvo Deposit
Shaft
Corvo Massive Sulphide Lens
100 50 0 100 200 300 400 500 600
Meters
3000
3500
4000
4500
5000
5500
2500

lundin mining
Vertical Section
Lombador East and Lombador South Deposits
SW
NE
-600 m
-800 m
-1000 m
-1200 m below sfc.
6.1 m @ 5.38 % Cu
13.4m @ 6.22% Zn
NE18C
Lombador South Deposit
28.0 m @ 8.11 % Zn
NE18C-3
31.0 m @ 10.01 % Zn
NF24B
50 m @ 7.04 % Zn
6.0 m @ 3.02 % Cu
NF26B
Lombador Massive Sulphide Lens
NF32A
Lombador East Deposit
67.2 m @ 8.03 % Zn
16.0 m @ 3.92 % Cu
NF34
71.6 m @8.38 % Zn
68.5m @ 9.70 % Zn
20.8m @ 2.48 % Cu
NF32B-2
24.5 m @ 1.83 % Cu
NF32B-1
0 50 100 200 300 400
Meters
-200 00 200 400 600 800